SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 14D-1
                             (Amendment No. 10)
            Tender Offer Statement Pursuant to Section 14(d)(1)
                   of the Securities Exchange Act of 1934

                                Conrail Inc.
                         (Name of Subject Company)

                        Norfolk Southern Corporation
                      Atlantic Acquisition Corporation
                                 (Bidders)

                  Common Stock, par value $1.00 per share
          (Including the associated Common Stock Purchase Rights)
                       (Title of Class of Securities)

                                208368 10 0
                   (CUSIP Number of Class of Securities)

                      Series A ESOP Convertible Junior
                     Preferred Stock, without par value
          (Including the associated Common Stock Purchase Rights)
                       (Title of Class of Securities)

                               Not Available
                   (CUSIP Number of Class of Securities)

                            James C. Bishop, Jr.
                        Executive Vice President-Law
                        Norfolk Southern Corporation
                           Three Commercial Place
                        Norfolk, Virginia 23510-2191
                         Telephone: (757) 629-2750
          (Name, Address and Telephone Number of Person Authorized
         to Receive Notices and Communications on Behalf of Bidder)

                              with a copy to:
                           Randall H. Doud, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                         Telephone: (212) 735-3000



           This Amendment No. 10 amends the Tender Offer Statement on
Schedule 14D-1 filed on October 24, 1996, as amended (the "Schedule 14D-1"), by Norfolk Southern Corporation, a Virginia corporation ("Parent"), and its wholly owned subsidiary, Atlantic Acquisition Corporation, a Pennsylvania corporation ("Purchaser"), relating to Purchaser's offer to purchase all outstanding shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares" and, together with the Common Shares, the "Shares"), of Conrail Inc. (the "Company"), including, in each case, the associated Common Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 1996 (the "Offer to Purchase"), as amended and supplemented by the Supplement thereto, dated November 8, 1996 (the "Supplement"), and in the revised Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase, the Supplement or the Schedule 14D-1.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

           Item 5 is hereby amended and supplemented by the following:

           On November 15, 1996, an editorial written by David R. Goode, Chairman, President and Chief Executive Officer of Parent (the "Editorial") was published in the Journal of Commerce. The Editorial discussed, among other things, Parent's analysis of the perceived competitive benefits of the Offer and the Proposed Merger as compared with the Proposed CSX Transaction. In addition, Parent indicated its willingness to sell certain of its New York/New Jersey rail assets to preserve competition. A copy of the text of the Editorial is filed as an exhibit hereto.

Item 7. Contracts, Arrangements, Understandings or Relationships With Respect to the Subject Company's Securities.

           Item 7 is hereby amended and supplemented by the following:

           On November 18, 1996, the staff of the STB issued an informal, nonbinding opinion to the effect that the Voting Trust Agreement, as proposed by Parent to be modified to delete the "proportional voting" provision modelled on CSX's proposed voting trust agreement, is consistent with the policies of the STB against unauthorized acquisitions of control of a regulated carrier. In the same opinion, the staff of the STB reaffirmed its November 1, 1996 informal, nonbinding opinion concerning the Voting Trust Agreement as originally proposed and rejected various arguments submitted by the Company requesting the staff to rescind such November 1 opinion. On this basis, Purchaser expects that the Voting Trust Approval Condition will be satisfied.

           On the basis of a confirmation from the Premerger Office of the FTC that the Offer and the Proposed Merger are not subject to, or are exempt from, the HSR Act, Purchaser also expects that the HSR Condition will be satisfied.

Item 11. Material to be Filed as Exhibits.

           Item 11 is hereby amended and supplemented by the following:

           (a)(44)   Text of Editorial published on November 15, 1996.

           (a)(45) Text of Advertisement appearing in newspapers commencing November 18, 1996.


                                 SIGNATURE


           After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


November 18, 1996


                                    NORFOLK SOUTHERN CORPORATION


                                    By: /s/ JAMES C. BISHOP, JR.
                                    Name:  James C. Bishop, Jr.
                                    Title: Executive Vice President-Law


                                    ATLANTIC ACQUISITION CORPORATION


                                    By: /s/ JAMES C. BISHOP, JR.
                                    Name:  James C. Bishop, Jr.
                                    Title: Vice President and General Counsel


                               EXHIBIT INDEX


Exhibit
Number                         Description                          Page

(a)(44)       Text of Editorial published on November 15, 1996.

(a)(45) Text of Advertisement appearing in newspapers commencing November 18, 1996.